UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

February, 2026

Commission File Number 001-10306

NatWest Group plc

250 Bishopsgate,
London, EC2M 4AA
United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

The following information was issued as Company announcements in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

NatWest Group plc
11 February 2026

Notice of Redemption

 NatWest Group plc (the "Company")

The Company hereby gives notice to holders of the $1,000,000,000 5.847% Senior Callable Fixed-to-Fixed Reset Rate Notes due 2027 issued by the Company pursuant to the Amended and Restated Indenture dated 13 December 2017 as amended and supplemented by the Eleventh Supplemental Indenture dated 2 March  2023 (together, the "Indenture") (ISIN: US639057AJ71; CUSIP: 639057AJ7) (the "Notes") of the upcoming redemption of all of the outstanding Notes on 2 March 2026. The amount currently outstanding of the Notes is $1,000,000,000.

The Company has elected to redeem the Notes on 2 March 2026 in accordance with the Indenture. The Notes are being redeemed pursuant to Section 11.09 of the Indenture.

To view the notice, please click on the link below.

http://www.rns-pdf.londonstockexchange.com/rns/6146S_1-2026-2-11.pdf

For further information, please contact:

Scott Forrest
Head of NatWest Treasury DCM
Tel: +44 (0)7747 455969

Legal Entity Identifier
NatWest Group plc	2138005O9XJIJN4JPN90

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NatWest Group plc (Registrant)

Date:	11 February 2026	By:	/s/ Mark Stevens

		Name:	Mark Stevens
		Title:	Assistant Secretary